Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (F857)

Offering Period: April 1, 2019 – April 24, 2019

Autocallable Reverse Convertible Securities due July 30, 2020

Linked to the Performance of the Lowest Performing of the iShares® Russell 2000 ETF and the SPDR® S&P 500® ETF

Product Terms

•	If these securities have not been previously automatically redeemed, we will pay a coupon on each Coupon Payment Date in an amount expected to be between $15 and $20 (equivalent to between approximately 6.00% and 8.00% per annum) per $1,000 principal amount of securities.

•	If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of the securities you hold plus the coupon payable on the immediately following Coupon Payment Date.

•	If these securities have not been previously automatically redeemed and if a Knock-In Event has occurred and the Final Level of the Lowest Performing Underlying is greater than or equal to its Initial Level, you will receive the principal amount of the securities you hold at maturity. If a Knock-In Event has not occurred, you will receive the principal amount of the securities you hold at maturity.

•	If these securities have not been previously automatically redeemed and if a Knock-In Event has occurred and the Final Level of the Lowest Performing Underlying is less than its Initial Level, you will receive shares of the Lowest Performing Underlying with a value likely to be less than $1,000, subject to our election to pay cash instead. You could lose your entire investment.

•	Any payment or delivery on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch
Trade Date:	Expected to be April 25, 2019
Settlement Date:	Expected to be April 30, 2019
Underlyings:	The IShares® Russell 2000 ETF and the SPDR® S&P 500® ETF.
Coupons**:	If these securities have not been previously automatically redeemed we will pay a coupon on each Coupon Payment date in an amount expected to be between $15 and $20 (equivalent to between approximately 6.00% and 8.00% per annum) per $1,000 principal amount of securities.
Coupon Payment Dates***:	Approximately quarterly, beginning on July 30, 2019, to and including the Maturity Date.
Trigger Event:	Occurs if, on any Trigger Observation Date, the closing level of each Underlying on such Trigger Observation Date is equal to or greater than its respective Trigger Level.
Trigger Observation Dates***:	Approximately quarterly, beginning on October 25, 2019, to and including April 27, 2020.
Trigger Level**:	For each Underlying, 100% of the Initial Level of such Underlying.
Automatic Redemption:	If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of securities you hold, and any applicable coupon on the corresponding Coupon Payment Date.
Knock-In Level**:	For each Underlying, 75% of the Initial Level of such Underlying.
Knock-In Event:	Occurs if, on any trading day during the Observation Period, the closing level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	If these securities have not been previously automatically redeemed, for each $1,000 principal amount of securities, if (a) a Knock-In Event has occurred and (i) the Final Level of the Lowest Performing Underlying is greater than or equal to its Initial Level, a cash payment equal to $1,000; or (ii) the Final Level of the Lowest Performing Underlying is less than its Initial Level,the Physical Delivery Amount plus a cash amount in respect of any fractional share, subject to our election to pay cash instead as noted below; (b) a Knock-In Event has not occurred, $1,000.
Physical Delivery Amount:	The Physical Delivery Amount per $1,000 principal amount of securities is a number of shares of the Lowest Performing Underlying rounded down to the nearest whole number and equal to the product of (i) $1,000 divided by the Initial Level of the Lowest Performing Underlying and (ii) the applicable share adjustment factor. Each share adjustment factor is initially set equal to 1.0 on the Trade Date, subject to adjustment. In lieu of any fractional shares in respect of the Physical Delivery Amount we will pay a cash amount equal to such fractional share multiplied by the Final Level of the Lowest Performing Underlying. If the fractional share amount to be paid in cash is a de minimis amount, as determined by the calculation agent, the holder will not receive such amount. The Physical Delivery Amount (together with any cash amount paid in lieu of fractional shares) will be determined for each $1,000 principal amount of securities you hold. At our election, you may receive cash instead of the Physical Delivery Amount, in an amount equal to the product of (i) $1,000 divided by the Initial Level of the Lowest Performing Underlying and (ii) the Final Level of the Lowest Performing Underlying. If we exercise our option to deliver cash, we will give notice of our election at least one business day before the Valuation Date.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, the lesser of (i) zero and (ii) an amount calculated as follows:
(Final Level – Initial Level) / Initial Level
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Valuation Date:	July 27, 2020
Maturity Date:	July 30, 2020
CUSIP:	22549JJ84
Fees:	Certain fiduciary accounts may pay a purchase price of at least $977.50 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $25 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $950 and $980 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

*** Please see the accompanying preliminary pricing supplement for specific dates.

Certain Product Characteristics

•	Automatic Redemption if a Trigger Event occurs.
•	Coupon expected to be between $15 and $20 (equivalent to between approximately 6.00% and 8.00% per annum).**

•	Subject to a Knock-In Event, return of principal.

•	If a Knock-In Event has occurred, full downside participation in the depreciation of the Lowest Performing Underlying.

•	Knock-In Level of 75%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount (Knock-In Event Has Not Occurred) (excluding coupons) (1)(2)(3)	Redemption Amount per $1,000 Principal Amount (Knock-In Event Has Occurred) (excluding coupons) (1)(2)(3)
50%	$1,000	$1,000
40%	$1,000	$1,000
30%	$1,000	$1,000
20%	$1,000	$1,000
10%	$1,000	$1,000
0%	$1,000	$1,000
–10%	$1,000	6 shares + $90
–20%	$1,000	6 shares + $80
–25%	$1,000	6 shares + $75
–26%	N/A	6 shares + $74
–30%	N/A	6 shares + $70
–40%	N/A	6 shares + $60
–50%	N/A	6 shares + $50

(1)	Does not include any coupon payments on the securities.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(3)	Assumes (i) a Knock-In Level of 75%**, (ii) the Lowest Performing Underlying is the iShares® Russell 2000 ETF, (iii) the hypothetical Initial Level of the Lowest Performing Underlying is $150, (iv) a share adjustment factor of 1.0 and (v) if the Physical Delivery Amount is to be delivered at maturity, we do not exercise our right to pay cash instead of the Physical Delivery Amount.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred and the Final Level of the Lowest Performing Underlying is less than its Initial Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment or delivery you receive on the securities, your actual yield may be different in real value terms.

•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher coupon may indicate an increased risk of loss.

•	At maturity or upon Automatic Redemption, the securities will not pay more than the principal amount of securities you hold plus the final coupon.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities are subject to Automatic Redemption, which exposes you to reinvestment risk and may limit your ability to be paid coupons over the full term of the securities.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: April 1, 2019 – April 24, 2019

Autocallable Reverse Convertible Securities due July 30, 2020

Linked to the Performance of the Lowest Performing of the iShares® Russell 2000 ETF and the SPDR® S&P 500® ETF

Additional Risk Considerations

•	The Redemption Amount will be less than the principal amount of securities you hold even if a Knock-In Event has occurred with respect to only one Underlying as long as the Final Level of the Lowest Performing Underlying is less than its Initial Level.

•	The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

•	The value of the Physical Delivery Amount could be less on the Maturity Date than on the Valuation Date.

•	The securities are linked to the iShares® Russell 2000 ETF and are subject to the risks associated with small-capitalization companies.

•	Although shares of the Underlyings are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlyings or that there will be liquidity in the trading market.

•	The performance and market value of each Underlying, particularly during periods of market volatility, may not correlate to the performance of the index tracked by such Underlying.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.

•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 29, 2019, Underlying Supplement dated April 19, 2018, Product Supplement No. I–C dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

You may receive shares of the Lowest Performing Underlying at maturity as payment on the securities. Therefore in making your decision to invest in the securities, you should review the prospectus related to the iShares® Russell 2000 ETF.

The prospectus for the iShares® Russell 2000 ETF was filed by the iShares® Russell 2000 ETF on August 1, 2018 and is available at

https://www.sec.gov/Archives/edgar/data/1100663/000119312518234600/d677846d497k.htm

In making your decision to invest in the securities, you should pay particular attention to the section of the prospectus entitled “Summary of Principal Risks.” The contents of the prospectus and any documents incorporated by reference therein are not incorporated by reference herein or in any way made a part hereof. We have not undertaken an independent review or due diligence of any publicly available information regarding the prospectus.

You may receive shares of the Lowest Performing Underlying at maturity as payment on the securities. Therefore in making your decision to invest in the securities, you should review the prospectus related to the SPDR® S&P 500® ETF Trust.

The prospectus for the SPDR® S&P 500® ETF Trust was filed by the SPDR® S&P 500® ETF Trust on January 17, 2019 and is available at

https://www.sec.gov/Archives/edgar/data/884394/000119312519012847/d678760d497.htm

In making your decision to invest in the securities, you should pay particular attention to the section of the prospectus entitled “Principal Risks of Investing in the Trust.” The contents of the prospectus and any documents incorporated by reference therein are not incorporated by reference herein or in any way made a part hereof. We have not undertaken an independent review or due diligence of any publicly available information regarding the prospectus.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010319004004/dp104467_424b2-f857.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.